UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )*

Arbinet Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03875 P100

(CUSIP Number)

Thomas D. Hickey

7901 Jones Branch Drive, Suite 900

McLean, VA 22102

(703) 650-5421

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	03875 P100
(1)	Names of reporting person Primus Telecommunications Group, Incorporated
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) 00
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,276,110
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,276,110
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.2%(1)
(14)	Type of reporting person CO

(1)	The calculation of this percentage is based on 5,507,876 shares of common stock, par value $0.001 per share, of Arbinet Corporation issued and outstanding as of November 9, 2010, as represented by Arbinet Corporation in the Merger Agreement described in Item 4 below.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (“Arbinet Common Stock”), of Arbinet Corporation, a Delaware corporation (“Arbinet”), whose principal executive offices are located at 460 Herndon Parkway, Suite 150, Herndon, Virginia 20170.

Item 2.	Identity and Background.

(a) — (c) and (f) The person filing this Schedule 13D is Primus Telecommunications Group, Incorporated, a Delaware corporation (“Primus”). Primus’s principal executive offices are located at 7901 Jones Branch Drive, Suite 900, McLean, VA 22102. Primus’s principal business is providing communications services to customers located primarily in the United States, Australia, Canada, Brazil, the United Kingdom and western Europe.

The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship for each director and executive officer of Primus are set forth in Annex I hereto and incorporated herein by reference.

(d) — (e) During the last five years, neither Primus nor, to the knowledge of Primus, any of the persons listed on Annex I attached hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of any judicial or administrative body that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in response to Item 4, the shares of Arbinet Common Stock to which this Schedule 13D relates have not been purchased by Primus. As an inducement to Primus and PTG Investments, Inc., a Delaware corporation and a wholly owned subsidiary of Primus (“Merger Sub”), entering into the Merger Agreement described in Item 4, and in consideration thereof, the Committed Stockholder (as defined below in Item 4) entered into the Voting Agreement (as defined below in Item 4), pursuant to which the Committed Stockholder has agreed, among other things, to vote the shares of Arbinet Common Stock that are subject to the Voting Agreement in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting of the stockholders of Arbinet, on the terms and subject to the conditions set forth in the Voting Agreement. Neither of Primus nor Merger Sub paid additional consideration to the Committed Stockholder in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference. Any beneficial ownership of Primus in Arbinet that may be deemed to arise from the Voting Agreement is not expected to require the expenditure of any funds. See Item 4 for a description of the Merger Agreement and the merger consideration to be paid thereunder.

References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, respectively, copies of which are filed as Exhibit A and Exhibit B, respectively, to this Schedule 13D and that are incorporated by reference in this Item 3 in their entirety.

Item 4.	Purpose of the Transaction.

On November 10, 2010, Primus, Merger Sub and Arbinet entered into an Agreement and Plan of Merger (the “Merger Agreement”). Contemporaneously with the execution of the Merger Agreement, the Committed Stockholder entered into the Voting Agreement with Primus and Merger Sub as an inducement to Primus’ and Merger Sub’s willingness to enter into the Merger Agreement. The purpose of the Merger Agreement is to acquire control of the entire equity interest in Arbinet. The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

Under the terms of the Merger Agreement, Arbinet will be merged with and into Merger Sub, with Arbinet continuing as the surviving corporation and a wholly owned subsidiary of Primus (the “Merger”).

Consummation of the Merger is subject to certain conditions, including without limitation: (i) the adoption of the Merger Agreement by the stockholders of Arbinet and the approval of the issuance of shares of Primus common stock in the merger by the stockholders of Primus; (ii) the absence of any governmental order or other legal restraint prohibiting, preventing or otherwise enjoining the consummation of the merger; (iii) the effectiveness of the registration statement for the common stock of Primus being issued in the merger and the absence of any stop order or proceeding seeking a stop order with respect to such registration statement or the joint proxy statement/prospectus; (iv) subject to some exceptions, the receipt of any required approvals or authorizations of the merger from applicable governmental authorities, including the U.S. Federal Communications Commission; (v) subject to certain exceptions, the accuracy of the representations and warranties and the performance of covenants; and (vi) the delivery of customary opinions from counsel to Primus and counsel to Arbinet that the merger will qualify as a tax-free reorganization for federal income tax purposes, provided the permitted sale or spin-off of Arbinet’s patents and associated rights would not render it impossible for counsel to provide such opinions. In addition, the obligations of Primus and Merger Sub are subject to the number of appraisal shares not exceeding 10% of the outstanding shares of Arbinet common stock and Arbinet having taken actions under its 2004 Stock Incentive Plan to cancel certain Arbinet stock options and stock appreciation rights. Primus’ obligation to complete the merger is also conditioned on there not having occurred a material adverse effect with respect to Arbinet, which includes without limitation not having at least a specified amount of cash.

Subject to the terms and conditions of the Merger Agreement, upon the closing of the merger, each outstanding share of Arbinet Common Stock will be converted into the right to receive the number of shares of Primus’s common stock equal to an exchange ratio, which will be calculated as follows:

(i) $28,000,000, or the Aggregate Cash-Value Merger Consideration, which may be increased by the net proceeds of a sale of Arbinet’s patents and associated rights to a third party for cash;

divided by

(ii) the number of shares of Arbinet Common Stock issued and outstanding immediately prior to the effective time of the merger, plus shares that may become issuable as Primus common stock at or after the closing of the merger but:

•

excludes any issuable shares that are subject to Arbinet stock options or Arbinet stock appreciation rights as of the effective time of the merger and for which the exercise price or base price, respectively, is greater than the greater of (a) $6.05 per share of Arbinet common stock and (b) the closing stock price per share of Arbinet common stock on the day prior to the closing date; and

•

with respect to Arbinet stock appreciation rights, includes only the net number of shares of Arbinet Common Stock that will be issuable as calculated using the closing price of Arbinet common stock on the day prior to the closing date;

divided by

(iii) $9.5464.

Other stock-based awards and warrants will be treated in accordance with the terms of the Merger Agreement.

Primus, Merger Sub and Arbinet have made customary representations, warranties and covenants in the Merger Agreement. Following a 45-day period after execution of the Merger Agreement during which Arbinet may actively seek or pursue alternative acquisition proposals, Arbinet may not solicit such proposals or, subject to exceptions that permit Arbinet’s Board of Directors to take actions required by its fiduciary duties, participate in any discussions or negotiations regarding acquisition proposals.

The Merger Agreement may be terminated under certain circumstances, including if Arbinet’s Board of Directors has determined in good faith that it has received a superior proposal and otherwise complies with certain terms of the Merger Agreement, including the no solicitation obligation referenced above. Upon the termination of the Merger Agreement, under specified circumstances Arbinet will be required to pay Primus a termination fee of $1,250,000. In addition, if the Merger Agreement is terminated because Arbinet has breached its representations and warranties or failed to perform its obligations under the Merger Agreement or Arbinet’s stockholders have failed to approve the Merger Agreement, then Arbinet will be required to reimburse Primus for its expenses, up to $750,000 in the aggregate; if the Merger Agreement is terminated because Primus has breached its representations and warranties or failed to perform its obligations under the Merger Agreement, then Primus will be required to reimburse Arbinet for its expenses, up to $750,000 in the aggregate.

In addition, if the Merger Agreement is terminated by Arbinet due to Arbinet’s board of directors changing its recommendation and authorizing Arbinet to enter into a definitive agreement with a third party with respect to a superior proposal prior to adoption of the Merger Agreement by Arbinet’s stockholders, and Arbinet enters into a definitive agreement with respect to a superior proposal, Arbinet is required, upon written request of Primus within 30 days of such termination, to use Arbinet’s commercially reasonably efforts to effect the acquisition of Primus’s wholesale communications business by the third party on terms mutually acceptable to Primus and the third party (which Primus anticipates would include relative price terms that would include a consideration for synergies associated with the merger of Primus and Arbinet). If the third party purchases Primus’s wholesale business, Primus would have to refund the termination fee it received from Arbinet.

The directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the Merger, each to hold office in accordance with the surviving corporation’s certificate of incorporation and bylaws. The officers of Arbinet in office immediately prior to the effective time of the Merger will be the officers of the surviving corporation in the Merger until their respective successors have been duly elected or appointed and qualified, in accordance with the surviving corporation’s certificate of incorporation and bylaws.

Primus currently expects that the registration of the shares of Arbinet Common Stock under the Securities Exchange Act of 1934 (the “Exchange Act”) and the listing of the shares on the NASDAQ will be terminated upon completion of the Merger.

Concurrently with the execution of the Merger Agreement, Primus and Merger Sub entered into a Stockholder Support and Voting Agreement (the “Voting Agreement”) with Singer Children’s Management Trust (“Singer Trust” or the “Committed Stockholder”).

Under the Voting Agreement, the Committed Stockholder has agreed, among other things, to vote the shares of Arbinet Common Stock that are subject to the Voting Agreement: (i) in favor of the adoption of the Merger Agreement, any transactions contemplated by the Merger Agreement and any other action reasonably requested by Primus in furtherance thereof, submitted for the vote or written consent of stockholders of Arbinet; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Arbinet or any of its subsidiaries contained in the Merger Agreement; and (iii) against any action, agreement or transaction that would impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement. In addition, the Committed Stockholder also granted Primus an irrevocable proxy to vote the shares of Arbinet Common Stock that are subject to the Voting Agreement in accordance with the preceding sentence. The shares of Arbinet Common Stock that are subject to the Voting Agreement represent approximately 1,276,110 shares, or 23.2%, of the Arbinet Common Stock outstanding as of November 9, 2010.

The Voting Agreement provides that the Committed Stockholder will not sell or otherwise transfer the shares of Arbinet Common Stock that are subject to the Voting Agreement, or participate in any efforts to solicit alternative acquisition proposals with respect to Arbinet. The Voting Agreement also provides that the Committed Stockholder will not exercise any rights of dissent or appraisal pursuant to Section 262 of the Delaware General Corporation Law to the extent the Committed Stockholder is entitled to such rights. The Voting Agreement will terminate upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms and (c) the written agreement of the Committed Stockholder and Primus and Merger Sub to terminate the Voting Agreement.

Concurrently with the execution of the Voting Agreement, the Committed Stockholder entered into a substantially similar Stockholder Support and Voting Agreement with Arbinet with respect to the Committed

Stockholder’s shares of Primus common stock, representing approximately 931,295 shares, or 9.6% of the Primus common stock outstanding as of November 9, 2010.

Investors are not third-party beneficiaries under the Merger Agreement or the Voting Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Primus, Merger Sub or Arbinet or any of their respective subsidiaries or affiliates.

Other than as described in this Item 4, Primus has no present plans or proposals that would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although Primus reserves the right to formulate specific plans and proposals with respect to, or change its intentions regarding, any or all of the foregoing, subject to the terms of the Merger Agreement and the Voting Agreement).

The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibit A and Exhibit B, respectively, to this Schedule 13D and that are incorporated by reference in this Item 4 in their entirety.

Item 5.	Interest in Securities of the Issuer.

(a) — (b) For the purpose of Rule 13d-3 under the Exchange Act, Primus, by reason of the execution and delivery of the Voting Agreement, may be deemed to have shared voting power with the Committed Stockholder with respect to (and therefore beneficially own within the meaning of Rule 13d-3 under the Exchange Act) an aggregate of 1,276,110 shares of Arbinet Common Stock, representing approximately 23.2% of the Arbinet Common Stock, based on 5,507,876 issued and outstanding shares of Arbinet Common Stock as of November 9, 2010, as represented by Arbinet Corporation in the Merger Agreement. With respect to the voting of such 1,276,110 shares of Arbinet Common Stock, Primus (or its designee) has the power to vote or direct the voting of the shares in accordance with the terms of the Voting Agreement.

Except as set forth in this Item 5, neither Primus nor, to the knowledge of Primus, any of the persons listed on Annex I attached hereto beneficially owns or has the power to vote or cause the vote of any shares of Arbinet Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Primus is the beneficial owner of the shares of Arbinet Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except for the execution and delivery of the Voting Agreement and the Merger Agreement, no transactions in shares of Arbinet Common Stock was effected by Primus or, to the knowledge of Primus, any of the persons listed on Annex I attached hereto during the 60 days prior to the date hereof.

(d) — (e) Not applicable.

Item 6.	Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference in this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of Primus, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of Arbinet.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Agreement and Plan of Merger, dated as of November 10, 2010, among Primus Telecommunications Group, Incorporated, PTG Investments, Inc. and Arbinet Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Primus Telecommunications Group, Incorporated on November 12, 2010).

Exhibit B	Stockholder Support and Voting Agreement, dated as of November 10, 2010, by and among Primus Telecommunications Group, Incorporated, PTG Investments, Inc. and Singer Children’s Management Trust (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Primus Telecommunications Group, Incorporated on November 12, 2010).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2010	Primus Telecommunications Group, Incorporated

	By:	/S/ THOMAS D. HICKEY
Thomas D. Hickey Secretary

ANNEX I

The following tables set forth the name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for each of the executive officers and directors of Primus. The business address for each of the persons listed below is c/o Primus Telecommunications Group, Incorporated, 7901 Jones Branch Drive, Suite 900, McLean, VA 22102. Each of the persons listed below is a U.S. citizen. None of the persons listed below beneficially own any shares of Arbinet Common Stock.

Executive Officers of Primus Telecommunications Group, Incorporated

Name	Principal Occupation/Employment

Peter D. Aquino	Chairman, President and Chief Executive Officer, Primus

James C. Keeley	Vice President and Corporate Controller and Acting Chief Financial Officer, Primus

Thomas D. Hickey	General Counsel and Secretary, Primus

Mark Guirgis	Treasurer, Primus

Richard Ramlall	Senior Vice President, Corporate Development and Chief Communications Officer, Primus

Directors of Primus Telecommunications Group, Incorporated

Name	Principal Occupation/Employment

Peter D. Aquino	Chairman, President and Chief Executive Officer, Primus

Steven D. Scheiwe	President, Ontrac Advisors, Inc.[1]

John B. Spirtos	Chief Executive Officer, GridPoint, Inc[2]

Neil S. Subin	Managing Director, Trendex Capital Management[3]

[1]	Such entity provides analyses and business management services to publicly and privately held companies; its address is 4407 Manchester Avenue, Suite 204, Encinitas, CA 92024.

[2]	Such entity provides comprehensive energy management and other related services; its address is 2801 Clarendon Boulevard, Suite 100, Arlington, VA 22201.

[3]	Such entity is a private investment fund; its address is 8 Palm Court, Stuart, FL 34996.